BY EDGAR TRANSMISSION

April 11, 2014

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Principal Funds, Inc.
Response to SEC Staff Comments on:
Proxy Statement on Schedule 14A
Pursuant to Securities Exchange Act of 1934
Registration No: 811-07572

Dear Ms. Rossotto:
This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission which you communicated to me by telephone on April 10, 2014. Changes in response to staff comments will be made by the Registrant in a Definitive 14A filing for the Proxy Statement.

Comment 1. Please disclose in the proxy statement that Origin Asset Management LLP is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940.

Response. The requested disclosure has been made.

Comment 2. Please disclose the names and addresses of the Underwriter(s) and Administrator(s) of Principal Funds, Inc., if applicable.

Response. Principal Funds, Inc. (“PFI”) has not retained an Administrator. The name and address of PFI’s Underwriter (Principal Funds Distributor, Inc.) is disclosed on page 3 of the proxy statement.

Comment 3. With regards to the disclosure of the current management fee schedule for Principal Management Corporation (“PMC”), please disclose any management fee waivers if applicable.

Response. The requested disclosure has been made.

Comment 4. Please disclose the difference between the aggregate amount of PMC’s fees received during the last year and the amount PMC would have received had the proposed fee been in effect.

Response. The requested disclosure has been made.

Comment 5. With regards to Board Evaluation of a New Management Agreement discussion, please confirm whether the Board relied upon comparisons of the services to be rendered and the amounts to be paid under the Management Agreement.

Response. The Board did rely on such comparisons during the annual contract renewal process.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.